Encompass Fund (ENCPX)

As of March 31, 2012

www.emcompassfund.com

Fund Overview

Encompass Fund is an invest-anywhere, no load mutual fund that invests globally, and is not constrained by company or market-cap size, geography, industry or sector.

The Fund's objective is long-term capital appreciation. Management's experience and relationships with company managements, brokerage firms, and analysts are keys to uncovering value opportunities, particularly among small, undiscovered companies.

Investment Strategy

Our invest-anywhere fund invests in a varied portfolio of companies considered to be undervalued. The underlying approach is value-oriented, with a contrarian bent. Management seeks under-appreciated, misunderstood or beaten-down investment opportunities in domestic and international companies, regardless of market capitalization or sector. The Fund also participates in private offerings of public companies.

Currently the portfolio provides focused exposure to various commodity sectors in precious and industrial metals, and energy industries.

Precious and Industrial Metals

Management believes that metals companies will continue to reward investors, particularly gold, silver, copper, nickel, rare earth metals, and certain other industrial metals.

The Fund provides exposure to smaller and lesser-known junior mining companies believed to have far more upside potential than the larger, more well-known metals and natural resource companies found in most natural resources and gold mutual funds.

Energy and Natural Resources

The Fund continues to emphasize energy companies in a number of sub-sectors including uranium, coal and oil, and to a lesser degree, natural gas and alternative energy.

Historical Performance

Average Annual Total Returns (as of March 31, 2012)

	1Q 2012*	1-year	3-years	5-years	Since Inception (6/30/2006)
Encompass Fund	17.89%	-17.41%	33.84%	4.76%	4.01%
Wilshire 5000 Total Market Index	12.76%	7.24%	24.15%	2.27%	4.25%

Calendar Year-by-Year Total Returns (%)

	2007	2008	2009	2010	2011
Encompass Fund	12.3	-61.6	137.3	60.0	-30.9
MSCI EAFE NR USD	11.2	-43.4	31.8	7.8	-12.1
Wilshire 5000 Total Market Index	5.6	-37.2	28.3	17.2	0.98

Source: Morningstar.com

**Not annualized.*

Top 10 equity holdings as of March 31, 2012:	
• U.S. Antimony Corp.	14.14%
• Brazil Resources Inc.	6.52%
• Uranium Energy Corp	6.16%
• Avalon Rare Metals, Inc.	4.57%
• Redhawk Resources, Inc.	4.02%
• Avion Gold	3.27%
• Magnum Hunter Resources	3.18%

•	GeoPetro Resources	3.11%
•	Excelsior Mining Corp.	2.96%
•	Freeport-McMoRan Copper and Gold	2.67%

Fund Information

Fund Data

- Morningstar Category: World Stock
- Lipper Category: Global Multi-cap Growth
- Fund assets: $15.9 million
- Minimum investment: $5,000
- Minimum investment (IRA): $2,500
- Fees: **No-load; no 12b-1 fees.** (2% redemption fee in first 90 days)
- Audited Expense Ratio: 1.45%; Total Expense Ratio: 1.49%
- Benchmark used by the Encompass Fund: Wilshire 5000 Total Market Index
- Benchmark used by Morningstar: MSCI EAFE NR USD
- Inception date: 06/30/06
- Turnover: 22% (as of 2/29/12)
- **Top sectors: Precious metals (gold, silver); Industrial metals (copper, nickel, rare earth metals, vanadium); Energy (uranium, oil, natural gas, coal); Health care**

Fund Management



Malcolm Gissen founded Malcolm H. Gissen & Associates Inc., an investment advisory services firm, in 1985, and its President. He has been a registered investment advisor since 1985 and has managed separate accounts since 1999. Mr. Gissen applies a deep value style and uses both a top down and bottom up approach in developing investment themes and then picking stocks most likely to gain from anticipated economic and market trends. This approach is utilized in managing the Encompass Fund. Encompass Fund is a no-load mutual fund Malcolm Gissen and Marshall Berol co-founded in 2006, and co-manage it. Mr. Gissen received a B.S. degree from Case Western Reserve University and a J.D. degree from the University of Wisconsin.



Marshall Berol has been an investment manager in San Francisco, CA since 1982. For more than 20 years he was principal of his own firm, BL/SH Financial. Since 2000, he has been Chief Investment Officer of Malcolm H. Gissen & Associates, a registered investment advisor. Mr. Berol and Malcolm Gissen co-founded Encompass Fund, a no-load mutual fund in 2006, and they are co-portfolio managers. He has particular expertise in international resource companies. He did his undergraduate work at the University of California, Berkeley, and received a J.D. degree from the University of San Francisco School of Law. He was in the private practice of law before entering the investment management business.

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, and Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.